Exhibit 99.8

NICE Actimize Chosen to Drive Modernization of Financial Crime Operations for
Desjardins Group

Bringing together AI, machine learning and superior domain expertise, the expansion will optimize efficiency in key growth areas for the institution

Hoboken, NJ, November 17, 2020 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it was chosen by Desjardins Group, Canada’s leading financial cooperative with more than 7 million members and $300 billion in total assets, to provide modernization and expansion for the institutions’ financial crime compliance program and operations. Reaffirming its long-term commitment to NICE Actimize solutions, Desjardins is significantly updating its investments with a next-generation, consolidated anti-money laundering platform, advanced productivity tools, and a robust, highly automated case management platform.

Bringing together AI, machine learning, advanced analytics and superior domain expertise, the Desjardins expansion will optimize analysts’ efficiency and boost coverage in key growth areas for the institution.

The Desjardins updates will center around three key NICE Actimize solutions areas. In anti-money laundering, Desjardins will move from its current NICE Actimize solutions’ footprint to fully transition to its newest agile, advanced offerings including Suspicious Activity Monitoring (SAM), CDD/KYC, and Watch List Filtering.

Desjardins will also empower its financial crime strategy with an advanced case management platform. NICE Actimize’s ActOne and ActOne Extend will provide a unified view of risk and an optimized investigation process  across the enterprise, enabling analysts to make better and faster decisions.  Last, NICE Actimize’s Productivity Studio will help Desjardins to improve operational efficiency with out-of-the-box dashboards and performance metrics that equip managers to identify and act on process bottlenecks.

“NICE Actimize has partnered with Desjardins for many years, and we are proud to continue our journey to protecting the institution, their clients, and assets with our advanced suite of financial crime solutions,” said Craig Costigan, CEO, NICE Actimize. “Our strong domain expertise and advanced technology, combined with our familiarity with Desjardins’ business requirements, will build a more efficient financial crime fighting operation for the cooperative as we move forward.”

“Desjardins is excited to update its existing footprint in financial crime management, adopting AI and the other advanced technologies we need to succeed on behalf of our member institutions. As we leverage our ongoing partnership, we are confident that NICE Actimize’s depth of experience and technology leadership will bring us the efficiencies we need to grow,” said Véronique Bégnoche, Vice-President, Security Governance, Projects and Analytics, Desjardins Group. “Today’s challenges require agility, broad domain expertise, and the ability to manage our growing demands around data. NICE Actimize’s suite of advanced financial crime solutions will significantly improve our investigators’ efficiency, contain costs and stay current with the ever-growing challenges of financial crime fighting.”

About Desjardins
Desjardins are a financial services cooperative – the largest federation of credit unions in North America. They were founded in 1900 in Levis, Quebec (directly across the St. Lawrence River from Quebec City). Desjardins currently consists of 238 local credit unions operating over 900 total branches and serving more than 7 million clients in Quebec and Ontario, with over $300 Billion in total assets and over 47,000 employees.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.